SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(6)(2))

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

Oconee Financial Corporation
(Name of Registrant as Specified in its Charter)
N/A
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:
N/A

(2) Aggregate number of class of securities to which transaction applies:
N/A

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fees was paid previously. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

(1) Amount previously paid: N/A

(2) Form, Schedule or Registration Statement No.: N/A

(3) Filing Party: N/A

(4) Date Filed: N/A

OCONEE FINANCIAL CORPORATION

35 North Main Street
Watkinsville, Georgia 30677-0205

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 7, 2001

The annual meeting of shareholders of Oconee Financial Corporation (the "Corporation ") will be held on Monday, May 7, 2001, at 7:30 p.m. at Oconee County Civic Center, 2661 Hog Mountain Road, Watkinsville, Georgia, for the purposes of considering and voting upon:

1.   The election of 11 directors to constitute the Board of Directors to serve until the next annual meeting and until their successors are elected and qualified;

2.   An amendment to the Bylaws regarding the Corporation's annual meetings that: (i) allows the Board of Directors to set the time and date for the annual meetings; and (ii) establishes a procedure regarding business that may be considered at annual meetings;

3.   An amendment to the Bylaws that sets forth a procedure by which shareholders may nominate directors;

4.   An amendment to the Bylaws that allows the number of directors of the Corporation to be set by the resolution of the Board of Directors or the shareholders;

5.   An amendment to the Bylaws that limits those who may serve on the Board of Directors to those individuals who are shareholders of the Corporation;

6.   An amendment to the Bylaws that eliminates the provision in the Bylaws that prohibits any individual, firm, or corporation from owning more than forty percent (40%) of the shares of the original capital stock of the Corporation;

7.   An amendment to the Bylaws to adopt a provision to govern potential business combination transactions with interested shareholders;

8.   Amendments to the Bylaws regarding miscellaneous matters described herein; and

9.   Such other matters as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 20, 2001 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

The Proxy Statement and a Proxy solicited by the Board of Directors are enclosed herewith. Please sign, date and return the Proxy promptly in the enclosed business reply envelope. If you attend the meeting you may, if you wish, withdraw your Proxy and vote in person.

Also enclosed is a copy of the Corporation's 2000 Annual Report.

By Order of the Board of Directors,

Jerry K. Wages
CORPORATE SECRETARY

April 20, 2001

PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT ATTEND PERSONALLY.

OCONEE FINANCIAL CORPORATION
35 North Main Street
Watkinsville, Georgia 30677-0205

PROXY STATEMENT

Shareholders' Meeting

This Proxy Statement is furnished in connection with the solicitation of Proxies by Oconee Financial Corporation (the " Corporation") for use at the annual meeting of shareholders of the Corporation to be held on May 7, 2001, and any adjournment thereof, for the purposes set forth in the accompanying notice of the meeting. It is anticipated that this Proxy Statement and the accompanying Proxy will first be mailed to shareholders on or about April 20, 2001.

Revocation of Proxies

Any Proxy given pursuant to this solicitation may be revoked by any shareholder who attends the meeting and gives oral notice of his or her election to vote in person, without compliance with other formalities. In addition, any Proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering an instrument revoking it or a duly executed Proxy bearing a later date to the Secretary of the Corporation. If the Proxy is properly completed and returned by the shareholder and is not revoked, it will be voted at the meeting in the manner specified thereon. **If the Proxy is returned but no choice is specified thereon, it will be voted for all the persons named below under the caption "Information about Nominees."**

Cost of Solicitation

The expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be paid by the Corporation. Copies of solicitation materials may be furnished to banks, brokerage houses, and other custodians, nominees and fiduciaries for forwarding to beneficial owners of shares of the Corporation's Common Stock, par value $10.00 per share (the "Common Stock"), and normal handling charges may be paid for such forwarding service. In addition to solicitations by mail, directors and regular employees of the Corporation may solicit Proxies in person or by telephone.

Voting Rights

Each Proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the Proxy will be voted "FOR" the approval of the proposals listed on the proxy, including election of the nominees named herein to constitute the entire Board of Directors.

For Proposals 2-8 the affirmative vote of a majority of all of the issued and outstanding shares of the Corporation is required. An abstention or broker non-vote would have a negative effect on the approval of Proposals 2-8. For Proposal 1, the election of directors, the affirmative vote of a plurality of the shares represented in person or by proxy at a meeting at which a quorum is present is required.

A quorum is present when the holders of more than one-half of the shares outstanding and entitled to vote on the record date are present in person or by proxy. An abstention or a broker non-vote would be included in determining whether a quorum is present at the meeting but would have no effect on the outcome of the vote for election of directors. Management of the Corporation has no reason to believe that any nominee will not serve if elected. All of the nominees are currently directors of the Corporation. The Board of Directors recommends a vote "FOR" the proposed nomination and election of the individuals listed below, and the enclosed Proxy will be so voted unless the shareholder executing the Proxy specifically votes against the election of nominees listed below or abstains from voting by marking the appropriately designated block on the Proxy. If any nominee withdraws or for any reason is not able to serve as a director, the Proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the Proxy be voted for more than 11 nominees.

Beneficial Ownership of Securities

The record of shareholders entitled to vote at the annual meeting was taken as of the close of business on March 20, 2001. On that date, the Corporation had outstanding and entitled to vote 179,977 shares of Common Stock, each entitled to one vote per share.

The following table provides the numbers of shares and percentage of outstanding shares of the Common Stock which were beneficially owned as of March 15, 2001, by: (i) "persons" (as that term is defined by the SEC) who are known to the Corporation to be the beneficial owners of more than 5% of the Common Stock (the Corporation's only class of voting securities); (ii) the present directors of the Corporation; (iii) the executive officers of the Corporation; and (iv) all directors and executive officers of the Corporation as a group.

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
G. Robert Bishop (1)	2,651	1.5%
Douglas D. Dickens (2)	3,537	2.0%
Walter T. Evans, Sr. (3)	270	*
John A. Hale (4)	1,758	*
B. Amrey Harden (5)	800	*
Hardigree Properties, LLLP (6)	9,428	5.2%
Donald L. Jesweak (7)	80	*
Henry C. Maxey (8)	14	*
Carl R. Nichols (9)	125	*

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Ann B. Powers (10)	3,054	1.7%
Jerry K. Wages (11)	65	*
Virginia S. Wells (12)	51,720	28.7%
All directors and executive officers as a group (11 persons)	64,074	35.6%

_____

*   Less than 1%.

(1)   Includes 2,165 shares held jointly with his wife. Also includes 226 shares held jointly with his sons; 160 shares held jointly in his wife's name with his daughter; and 100 shares held jointly in wife's name with his son. Mr. Bishop's address is 1741 Experiment Station Road, Watkinsville, Georgia 30677.

(2)   Includes 273 shares held jointly with his wife. Also includes 3,264 shares held in the name of Dickens Farms, Inc. Mr. Dickens' address is 1071 Ray Church Road, Bishop, Georgia 30621.

(3)   Mr. Evans' address is 1291 Evans Road, Watkinsville, Georgia 30677.

(4)   Includes 1,758 shares held jointly with his wife. Mr. Hale's address is 5750 Colham Ferry Road, Watkinsville, Georgia 30677.

(5)   Includes 800 shares held jointly with his wife. Mr. Harden's address is 1100 Briar Lakes Court, Watkinsville, Georgia 30677.

(6)   C.G. Hardigree, Jr. and Joyce C. Hardigree serve as general partners of Hardigree Properties, LLLP. The address of Hardigree Properties, LLLP is 1660 Old Bishop Road, Watkinsville, Georgia 30677.

(7)   Includes 30 shares held jointly with his wife. Also includes 50 shares held in the name of his wife jointly with his wife's parents. Mr. Jesweak's address is 1001 Kings Court, Watkinsville, Georgia 30677.

(8)   Includes 4 shares held jointly with his wife. Also includes 10 shares held in the name of Maxey Brothers, Inc. where he serves as President and has sole voting power over such shares. Mr. Maxey's address is 1181 Maxey Road, Bishop, Georgia 30621.

(9)   Includes 125 shares held by Donaldson, Lufkin & Jenrette Securities Corporation as custodian for the benefit of Mr. Nichols. Mr. Nichols' address is 850 Beaverdam Road, Winterville, Georgia 30683.

(10)   Includes 1,920 shares held jointly with her husband and 534 shares held by Ms. Powers as custodian for her minor son and daughter. Ms. Powers' address is 1051 Rose Creek Drive, Watkinsville, Georgia 30677.

(11)   Includes 65 shares held jointly with his wife. Mr. Wages' address is 1160 Station Drive, Watkinsville, Georgia 30677.

(12)   Includes 13,848 shares held jointly with her daughters and 6,684 shares held by a trust established under the will of Hubert H. Wells. Ms. Wells is a co-trustee under the will. Ms. Wells' address is 1170 Mountain Laurel Drive, Watkinsville, Georgia 30677.

PROPOSAL NO. 1

Election Of Directors

The Bylaws of the Corporation currently provide that the Board of Directors shall consist of 11 directors. The number of directors may be increased or decreased from time to time by the shareholders by amendment of the Bylaws. The term of office for directors, except in the case of earlier death, resignation, retirement, disqualification or removal, continues until the next annual meeting and until their successors are elected and qualified.

Information about Nominees for Directors and Executive Officers

Directors and Executive Officers. The following table sets forth the name of each director and executive officer of the Corporation, his or her age, positions held with the Corporation and a brief description of his or her principal occupation and business experience for the preceding five years. Except as otherwise indicated, each director has been or was engaged in his or her present or last principal occupation, in the same or a similar position, for more than five years. Directors are elected at each annual meeting of shareholders and hold office until the next annual meeting or until their successors are elected and qualified.

All of the following directors are nominees for the term to expire in 2002.

Name	Age	Business Experience
G. Robert Bishop	54	A director since 1991. He is employed as Regional Office Manager of the State of Georgia Department of Natural Resources. He is a member of the Audit, Executive, Grievance, and Technology Committees of the Corporation.
Jimmy L. Christopher	60	A director since March 2001. He is a self-employed Certified Public Accountant. He is a member of the Audit, Bylaws, and Insurance Committees of the Corporation.
Douglas D. Dickens	49	A director since 1989. On April 11, 1997 he was elected Chairman of the Board of the Corporation. Mr. Dickens is also President of Dickens Farms, Inc. and is a Partner in Dickens Homebuilders LLP. He is a member of the Budget, Executive, and Loan Committees of the Corporation.
Walter T. Evans, Sr.	71	A director since 1984, he is retired from Georgia Poultry Supply. He is a member of the Bylaws, Grievance, Loan, and Personnel Committees of the Corporation.
John A. Hale	73	A director since 1982. He was elected Vice Chairman of the Board on April 11, 1997. Mr. Hale is retired as owner of Hale's Dairy. He is a member of the Audit, Executive, and Investment - Asset/Liability Management Committees of the Corporation.

Name	Age	Business Experience
B. Amrey Harden	46	A director since 1987, he has been President and Chief Executive Officer of the Corporation since 1994. He served as Executive Vice President from 1987 through 1994. He is a member of the Bylaws, Investment - Asset/Liability Management, and Loan Committees of the Corporation.
Henry C. Maxey	59	A director since March 15, 1999. He is the President of Maxey Brothers, Inc. He is a member of the Grievance, Insurance, and Personnel Committees of the Corporation.
Carl R. Nichols	56	A director since January 16, 1998, he is the Owner and President of Nichols Land & Investment Company. He is a member of the Budget, Bylaws, Insurance, and Investment - Asset/Liability Management Committees of the Corporation.
Ann B. Powers	53	A director since 1991, she is an Elementary School Art Teacher with the Oconee County Board of Education and a watercolor artist. She is a member of the Audit, Bylaws, Insurance, Investment - Asset/Liability Management, Personnel, and Technology Committees of the Corporation.
Jerry K. Wages	51	A director since 1994, he has also been Executive Vice President, Chief Financial Officer and Corporate Secretary since 1994. He served as Senior Vice President and Chief Financial Officer from 1989 through 1994. He is a member of the Investment - Asset/Liability Management, Loan, and Technology Committees of the Corporation.
Virginia S. Wells	59	A director since 1990, she is the President and CEO of Wells & Company Realtors, Inc., a property management and development company. She is a member of the Budget, Executive, Loan, and Technology Committees of the Corporation.

There are no family relationships among any directors and executive officers of the Company.

Meetings and Committees of the Board of Directors

The Board of Directors of the Corporation held 13 meetings during 2000. All of the directors attended at least seventy-five percent (75%) of the meetings of the Board and committees of the Board on which they sat during their tenure as directors.

Audit Committee. The Corporation has had an Audit Committee since its inception. The directors currently serving on this Committee, until their successors have been elected or appointed and qualified are: Messrs. Bishop, Christopher, Hale, and Ms. Powers. The Audit Committee held five meetings during the fiscal year 2000. The Audit Committee is responsible for establishing the scope, frequency, and review of internal and external audits conducted by the Corporation's certified public accountants and for providing policy and procedural direction for establishment and compliance to the Corporation's internal routines and controls.

Executive Compensation

The following table sets forth the annual and long-term compensation paid to the chief executive officer and each executive officer of the Bank and the Corporation whose salary and bonus exceeded $100,000 during the 2000 fiscal year for the fiscal years ending December 31, 2000, 1999, and 1998.

Summary Compensation Table
Annual Compensation

Name and Principal Position	Year	Salary ($)	Bonus($)(1)	Other Annual Compensation ($)(2)
B. Amrey Harden	2000	116,600	25,337	17,559
President and Chief	1999	106,000	23,584	14,300
Executive Officer	1998	100,000	26,774	15,248
Jerry K. Wages	2000	100,400	21,353	14,417
Executive Vice President	1999	95,675	18,573	12,177
and Chief Financial Officer	1998	88,525	19,273	11,074
Donald L. Jesweak	2000	93,000	20,839	13,199
Senior Vice President	1999	88,710	19,777	11,385
and Senior Lending Officer	1998	84,365	22,156	10,897

_____

(1)   Includes incentive pay and bonuses.

(2)   Includes 401(k) matching and discretionary contributions from the Corporation.

Director Compensation

Directors of the Bank received $400 per regularly scheduled Board meeting attended January through May 2000, and $500 per regularly scheduled Board meeting attended June through December 2000. In addition, directors received $150 for special called Board meetings and Committee meetings attended during 2000. There is an overall annual fee cap of $12,000 per director.

Certain Relationships and Related Transactions

The Corporation has had, and expects to have in the future, banking transactions in the ordinary course of business with, directors and officers of the Corporation and their associates, including corporations in which such officers or directors are shareholders, directors and/or officers, on the same terms (including interest rates and collateral) as then prevailing at the time for comparable transactions with other persons. Such transactions have not involved more than the normal risk of collectibility or presented other unfavorable features.

Report of Audit Committee

The Audit Committee is comprised of four "independent" members, as defined by Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange listing standards. The Audit Committee acts under a written charter that was initially adopted and approved by the Board of Directors in June 2000 and further revised by the Board of Directors in March 2001. A copy of the Audit Committee Charter, as revised, is attached to this proxy statement as Appendix A.

The responsibilities of the Audit Committee include recommending to the Board of Directors an accounting firm to be engaged as independent accountants. In addition, the Audit Committee is responsible for recommending to the Board of Directors that the financial statements be included in the Annual Report to shareholders.

The Audit Committee, except for Jimmy L. Christopher, who joined the Board on March 19, 2001, has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with Porter Keadle Moore, LLP the matters required to be discussed by SAS 61. The Audit Committee has received the written disclosures and the letter from Porter Keadle Moore, LLP required by Independence Standards Board Standard No. 1, and has discussed with Porter Keadle Moore, LLP its independence. The Audit Committee has also considered whether the provision of non-audit services by the independent accountants is compatible with maintaining the auditor's independence.

Based on the review and discussion with Porter Keadle Moore, LLP for the fiscal year ended December 31, 2000, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-KSB.


G. Robert Bishop
John A. Hale
Ann B. Powers


Information Concerning the Corporation's Accountants

The certified public accounting firm of Porter Keadle Moore, LLP was the independent accountant for the Bank and the Corporation during the year ended December 31, 2000. Representatives of Porter Keadle Moore, LLP are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. The Corporation anticipates that Porter Keadle Moore, LLP will be the Corporation's accountants for the current fiscal year.

Audit Fees

Porter Keadle Moore, LLP billed the Company aggregate fees of $43,500 for professional services rendered for the audit of financial statements for fiscal year 2000 and the reviews of financial statements included in Forms 10-QSB filed during fiscal year 2000.

All Other Fees

Porter Keadle Moore, LLP billed the Company aggregate fees of $41,710 for all other services rendered to it during fiscal year 2000.

PROPOSAL NOS. 2-7

Amendments To the Bylaws of the Corporation

Introduction

The Company's Bylaws require the consent of a majority of the issued and outstanding shares to make any amendments to the Bylaws. The Board of Directors has approved unanimously all of the amendments described below (collectively, the "Proposed Amendments") to the Bylaws having determined that such amendments are advisable and in the best interests of the Company and its shareholders. The Proposed Amendments are set forth on Exhibits A-F attached hereto and are described in detail below. If the Proposed Amendments are approved by the shareholders, the amendments as set forth on Exhibits A-F hereto will be reflected in the Bylaws. If not all of the amendments proposed hereby are approved by the shareholders, only those amendments which are approved will be reflected in the Bylaws. Before voting, shareholders are urged to read carefully the following sections of this Proxy Statement which describe the Proposed Amendments and their purposes and effects; however, the following descriptions do not purport to be complete and are qualified in their entirety by the full text of the Proposed Amendments to the Bylaws.

PROPOSAL NO. 2

Approval of Amendment To the
Bylaws Regarding the Annual Meetings

Currently, the Bylaws mandate that the annual meeting be held on the first Monday of May. The Board of Directors has approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, an amendment to the Corporation's Bylaws to allow the Board of Directors to set a different time and date for the annual meeting, should they choose to, so long as proper notice is provided to the shareholders. Allowing the Board of Directors to set the time and date of the annual meeting gives the Board of Directors flexibility to ensure adequate preparation and participation by the Board and the shareholders in the annual meetings.

The Board of Directors has also approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, the addition of a provision that limits matters to be considered at annual meetings to matters brought before the meeting by or at the direction of the Board of Directors, the Chairman of the Board, President, Treasurer, or shareholders who comply with certain notice provisions. For business to be brought properly before an annual meeting by a shareholder, the shareholder must have given timely notice of the business in writing to the secretary of the Corporation. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal offices of the Corporation on or before the later to occur of: (i) 15 days prior to the annual meeting or; (ii) 5 days after notice of the meeting is provided to the shareholders pursuant to the Bylaws. This notice shall set forth a brief description of each matter of business the shareholder proposes to bring before the meeting and the reasons for conducting that business at the meeting; the name and address of the shareholder proposing the business; the series or class and number of shares of the Corporation's capital stock that are beneficially owned by the shareholder; and any material interest of the shareholder in the proposed business. The Chairman of the meeting shall have the discretion to declare to the meeting that any business proposed by a shareholder to be considered at the meeting is out of order and that such business shall not be transacted at the meeting if: (i) the Chairman concludes that the matter has been proposed in a manner inconsistent with these bylaws; or (ii) the Chairman concludes that the subject matter of the proposed business is inappropriate for consideration by the shareholders at the meeting.

By requiring advance notice of proposed business, the Board of Directors is afforded an opportunity to inform all of the shareholders of any business proposed to be conducted at a meeting and the Board of Directors' position on any such proposal, enabling shareholders to better determine whether they desire to attend the meeting or grant a proxy to the Board of Directors as to the disposition of such business. In addition, this procedure provides for a more orderly procedure for conducting the annual meeting of shareholders.

The full text of this proposed amendment to the Bylaws is contained on Exhibit A attached hereto.

PROPOSAL NO. 3

Approval of Amendment to the Bylaws that Set Forth
Procedures by which Shareholders May Nominate Directors

The Board of Directors has approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, an amendment to the Corporation's Bylaws that sets forth procedures by which shareholders may nominate directors. Such procedures include the advance notice to the President sent not less than 15 days before the meeting or within 5 days after the shareholder receives notice of the meeting. Such shareholder notification would be required to contain the following information with respect to each nominee, to the extent known to the shareholder giving such notification:

(1)   Name, address, and principal present occupation;

(2)   To the knowledge of the shareholder who proposed to make such nomination, the total number of shares that may be voted for such proposed nominee;

(3)   The names and address of the shareholders who propose to make such nomination, and the number of shares of the corporation owned by each of such shareholders; and

(4)   The following additional information with respect to each nominee: age, past employment, education, beneficial ownership of shares in the corporation, past and present financial standing, criminal history (including any convictions, indictments, or settlements thereof), involvement in any past or pending litigation or administrative proceedings (including threatened involvement), relationship to and agreements (whether or not in writing) with the shareholder(s) (and their relatives, subsidiaries, and affiliates) intending to make such nomination, past and present relationships or dealings with the corporation or any of its subsidiaries, affiliates, directors, officers, or agents, plans or ideas for managing the affairs of the corporation (including, without limitation, any termination of employees, any sales of corporate assets, any proposed merger, business combination, or recapitalization involving the corporation, and any proposed dissolution or liquidation of the corporation), and all additional information relating to such person that would be required to be disclosed, or otherwise required, pursuant to Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder in connection with any acquisition of shares by such nominee or in connection with the solicitation of proxies by such nominee for his election as a director, regardless of the applicability of such provisions of the Securities Exchange Act of 1934.

By requiring advance notice of nominations by shareholders, the Board of Directors would have a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform all of the shareholders about such qualifications. Such provisions also provide a more orderly procedure for conducting meetings of shareholders. Although the provisions would do not give the Board any power to approve or disapprove shareholder nominations for the election of directors the provision would have the effect of precluding a shareholder nomination for the election of directors if the proper procedures are not followed. In addition, the procedures may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Corporation, even if the conduct of such business or such attempt might be beneficial to the Corporation and its shareholders.

The full text of the proposed amendment to the Bylaws is contained on Exhibit B attached hereto.

PROPOSAL NO. 4

Approval of Amendment to the
Bylaws to Authorize the Board Of Directors
or Shareholders to Set the Number of Directors on the Board

Currently, the Bylaws set the number of directors of the Corporation at eleven, each of whom holds office for a term of one year. The Board of Directors has approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, an amendment to the Corporation's Bylaws to allow the directors or the shareholders to set by resolution the number of directors on the Board of Directors; provided, however, that no decrease in the number of directors would have the effect of shortening the term of an incumbent director. This amendment would allow the Corporation flexibility in changing the Board's structure to reflect any changes in the Corporation or the business environment.

The full text of the proposed amendment to the Bylaws is contained on Exhibit C attached hereto.

PROPOSAL NO. 5

Approval of Amendment to the Bylaws to
Require that Directors be Shareholders of the Company

Currently, the Bylaws state that the directors shall be natural persons who are 18 years of age or older, but need not be residents of the State of Georgia nor shareholders of the Corporation. The Board of Directors has approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, an amendment to the Corporation's Bylaws to limit those persons who shall serve as directors to not only people 18 years of age and older, but also individuals who are also shareholders of the Corporation. The Board of Directors believes that directors who are shareholders are better able to serve with the Corporation's best interests in mind.

The full text of the proposed amendment to the Bylaws is contained on Exhibit D attached hereto.

PROPOSAL NO. 6

Approval of Amendment to the Bylaws
that Eliminates the Provision that Limits
a Shareholder's Equity Ownership in the Corporation

The Board of Directors has approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, that the provision in the Bylaws that restricts an individual, firm, or corporation from owning more than forty (40%) percent of the shares of the original capital stock of the Corporation be eliminated. Originally, this provision was meant to prevent a person or entity from gaining control of the Corporation. However, given the structure of the Corporation and the makeup of its shareholders, the Board of Directors believes this provision is no longer necessary. In addition, concerns related to a third party gaining control of the Corporation are further addressed by Proposal No.7 which relates to fair price requirements as to business transactions with interested shareholders.

PROPOSAL NO. 7

Approval of Amendment to the Bylaws
to Adopt a Provision to Govern Potential
Business Combinations with Interested Shareholders

The Board of Directors has approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, an amendment to the Bylaws that would cause the Company to be subject to the provisions of Part 2 of Article 11 of the Georgia Business Corporations Code (currently codified in Sections 14-2-1110 through 14-2-1113) that relates to fair price requirements in business combinations with interested shareholders, also known as the Fair Price Statute.

The provisions of the Fair Price Statute require that some business combinations between a Georgia corporation and an interested shareholder or its affiliates be:

- unanimously approved by continuing directors who must constitute at least three members of the board of directors at the time of the approval; or
- recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, unless fair price criteria are met.

For the purposes of these provisions, a "business combination," in summary, includes:

- any merger of the Corporation;
- any share exchange;
- any sale, lease, transfer or other disposition of assets by us of in a transaction or series of transactions occurring within a twelve-month period and having an aggregate book value equal to 10% or more of our net assets;
- the issuance or transfer by us or any of our subsidiaries of any equity securities of the Corporation or any subsidiary in a transaction or series of transactions occurring within a twelve-month period and having an aggregate market value of five percent or more of the total market value of our outstanding stock, except through the exercise of warrants or rights offered pro rata to all holders of our voting securities;
- the adoption of any plan or proposal for our liquidation or dissolution in which anything other than cash will be received by an interested shareholder or its affiliates; and
- any transaction or series of transactions occurring within a twelve-month period which has the effect of increasing by 5% or more the proportionate amount of

shares of any class or series of equity securities of the Corporation that is beneficially owned by an interested shareholder or its affiliates.

For purposes of these provisions, an "interested shareholder," in summary, includes:

- any person that, with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting power of a corporation; or
- any person that is an affiliate of the Corporation and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the voting power of the Corporation.

For purposes of these provisions, a "continuing director," in summary, includes:

- any director who is not an affiliate or associate of an interested shareholder or its affiliates and who was a director before the shareholder became an interested shareholder; and
- any successor of that director who is not an affiliate or associate of an interested shareholder or its affiliates and who is recommended or elected by a majority of continuing directors.

The fair price provisions do not restrict a proposed business combination if:

- the aggregate amount of the cash, and fair market value of any non-cash property, to be received per share by the shareholders in the business combination is at least equal to the highest of:
    - the highest per share price, including brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the interested shareholder for any shares of the same class or series acquired by it within two years before the public announcement of the business combination, referred to as the announcement date, or in the transaction in which it became an interested shareholder;
    - the higher of the fair market value per share as determined on the announcement date or the date on which the interested shareholder first became an interested shareholder; or
    - in the case of shares other than common shares, the highest amount per share to which preferred shareholders are entitled in the event of liquidation, dissolution or winding up of the corporation, but only if the interested shareholder acquired the preferred shares within the two-year period immediately before the announcement date; and
- shareholders receive cash or the form of consideration used in the past by the interested shareholder to purchase the largest number of shares of the same class or series.

In addition, during the period after the shareholder became an interested shareholder and before the consummation of the business combination, without the approval of a majority of the continuing directors, there generally may not have been:

- a failure to declare and pay full dividends on the corporation's outstanding preferred shares;
- a reduction in the annual rate of dividends paid on common shares, except to reflect any subdivision of the shares;
- an increase in the annual rate of dividends to reflect any reclassification of shares which has the effect of reducing the number of outstanding shares; and
- more than a 1% increase in the interested shareholder's ownership of any class or series of the corporation's shares in any twelve-month period.

Furthermore, an interested shareholder generally may not have received a direct or indirect benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation or its subsidiaries. The fair price provisions do not apply if a shareholder has been an interested shareholder for three years and has not increased its percentage interest in any class or series of shares by more than 1% in any twelve-month period.

The Fair Price Statute is designed to protect shareholders of Georgia corporations against the inequities of certain tactics which have been utilized in hostile takeover attempts. In so-called two-tier transactions, the acquiring party usually tenders in cash at a substantial premium for a major stock interest in the target corporation. After acquiring this initial interest in the corporation, the acquiring party may acquire total ownership of the corporation by effecting a so-called freeze out merger which forces minority shareholders to receive cash or other consideration for their common stock in the acquired corporation. The result is that minority shareholders who do not participate in the initial tender may receive a lower price or less desirable form of consideration than was received by shareholders who tendered. These sections are designed to discourage transactions of this type and to encourage negotiated acquisitions in which all shareholders will be more likely to receive equal treatment.

Notwithstanding the foregoing, the provision could also have the effect of discouraging a third party from making a tender or exchange offer for the Corporation, even though such an offer might be beneficial to the Corporation and its shareholders. Currently, the Articles of Incorporation and the Bylaws do not contain any fair price provisions.

The full text of the proposed amendment to the Bylaws is contained on Exhibit E attached hereto.

PROPOSAL NO. 8

Approval of Amendments to the
Bylaws Regarding Miscellaneous Matters

The Board of Directors has approved, and is recommending to the Corporation's shareholders for approval at the annual meeting, that certain miscellaneous amendments be made to the Bylaws. Such amendments relate to the location of the offices of the Corporation, the location of the meetings of the shareholders of the Corporation, notice, action without a meeting and the compensation of officers.

The full text of the proposed amendment, as well as the current language of the Bylaws provision for comparison, is contained on Exhibit F attached hereto.

Shareholders Proposals

Proposals of shareholders intended to be presented at the Corporation's 2002 Annual Meeting must be received by December 1, 2001, in order to be eligible for inclusion in the Corporation's Proxy Statement and Proxies for that meeting.

Other Matters That May Come Before the Meeting

Management of the Corporation knows of no matters other than those other matters should be presented for consideration and voting, however, it is the intention of the persons named as proxies in the enclosed Proxy to vote in accordance with their best judgment as to what is in the best interest of the Corporation.

Compliance with Section 16(a)

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, each executive officer, director and beneficial owner of 10% or more of the Corporation's Common Stock is required to file certain forms with the Securities and Exchange Commission ("SEC"). A report of beneficial ownership of the Corporation's Common Stock on Form 3 is due at the time such person becomes subject to the reporting requirement and a report on Form 4 or 5 must be filed to reflect changes in beneficial ownership occurring thereafter. In 2000 such reports were required to be filed with the SEC. The Corporation believes that all filing requirements applicable to the Bank's officers and directors were complied with during the 2000 fiscal year.

OCONEE FINANCIAL CORPORATION

By Order of the Board of Directors,

Jerry K. Wages
Corporate Secretary

April 20, 2001

Exhibit A

Approval of Amendment to the
Bylaws Regarding the Annual Meetings

As amended, Article II, Section 1.1 of the Bylaws would read, in its entirety, as follows:

1.1.   Date, time and purpose of meeting. The annual meeting of the shareholders of the Corporation shall be held on the first Monday of May, or at a different time and date determined by the Board of Directors with proper notice to the shareholders in accordance with these bylaws, for the purpose of electing directors and transacting such other business as may properly be brought before the meeting.

The only business that may be conducted at an annual meeting of stockholders shall be business brought before the meeting (a) by or at the direction of the Board of Directors prior to the meeting, (b) by or at the direction of the Chairman of the Board, the president, or the treasurer, or (c) by a shareholder of the Corporation who is entitled to vote with respect to the business and who complies with applicable notice procedures. For business to be brought properly before an annual meeting by a shareholder, the shareholder must have given timely notice of the business in writing to the secretary of the Corporation. To be timely, a shareholder's notice must be delivered or mailed to and received at the principal offices of the Corporation on or before the later to occur of: (i) 15 days prior to the annual meeting; or (ii) 5 days after notice of the meeting is provided to the shareholders pursuant to these bylaws. A shareholder's notice to the secretary shall set forth a brief description of each matter of business the shareholder proposes to bring before the meeting and the reasons for conducting that business at the meeting; the name, as it appears on the Corporation's books, and address of the shareholder proposing the business; the series or class and number of shares of the Corporation's capital stock that are beneficially owned by the shareholder; and any material interest of the shareholder in the proposed business. The Chairman of the meeting shall have the discretion to declare to the meeting that any business proposed by a shareholder to be considered at the meeting is out of order and that such business shall not be transacted at the meeting if: (i) the Chairman concludes that the matter has been proposed in a manner inconsistent with these bylaws; or (ii) the Chairman concludes that the subject matter of the proposed business is inappropriate for consideration by the shareholders at the meeting.

Exhibit B

Approval of Amendment to the Bylaws that Set Forth
Procedures by which Shareholders May Nominate Directors

As amended, Article II, Section 7.4 would read, in its entirety, as follows:

7.4.   Shareholder nominations of directors. Shareholders may nominate a person for election to the Board of Directors (other than any candidate to be sponsored by and proposed at the instance of the management) in accordance with the requirements of this Section. Such shareholder or shareholders shall promptly notify the president by first class registered mail sent not less than 5 business days before the meeting or within 5 days after the shareholder receives notice of the meeting. Such notification shall contain the following information with respect to each nominee, to the extent known to the shareholder giving such notification:

(1)   Name, address, and principal present occupation;

(2)   To the knowledge of the shareholder who proposed to make such nomination, the total number of shares that may be voted for such proposed nominee;

(3)   The names and address of the shareholders who propose to make such nomination, and the number of shares of the Corporation owned by each of such shareholders; and

(4)   The following additional information with respect to each nominee: age, past employment, education, beneficial ownership of shares in the Corporation, past and present financial standing, criminal history (including any convictions, indictments, or settlements thereof), involvement in any past or pending litigation or administrative proceedings (including threatened involvement), relationship to and agreements (whether or not in writing) with the shareholder(s) (and their relatives, subsidiaries, and affiliates) intending to make such nomination, past and present relationships or dealings with the Corporation or any of its subsidiaries, affiliates, directors, officers, or agents, plans or ideas for managing the affairs of the Corporation (including, without limitation, any termination of employees, any sales of corporate assets, any proposed merger, business combination, or recapitalization involving the Corporation, and any proposed dissolution or liquidation of the Corporation), and all additional information relating to such person that would be required to be disclosed, or otherwise required, pursuant to Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder in connection with any acquisition of shares by such nominee or in connection with the solicitation of proxies by such nominee for his election as a director,

regardless of the applicability of such provisions of the Securities Exchange Act of 1934.

(b)   Any nominations not in accordance with the provisions of this Section may be disregarded by the Chairman of the meeting, and upon instruction by the Chairman, votes cast for each such nominee shall be disregarded. If a person should be nominated by more than one shareholder, and if one such nomination complies with the provisions of this Section, such nomination shall be honored, and all shares voted for such nominee shall be counted.

Exhibit C

**Approval of Amendment to the
Bylaws to Authorize the Board Of Directors
or Shareholders to Set the Number of Directors on the Board**

As amended, Article III, Section 2.1 of the Bylaws would read, in its entirety, as follows:

2.1.   <u>Number of Directors</u>. The number of directors that shall constitute the whole Board shall be set by resolution of the Board of Directors or by the shareholders from time to time as provided in Article II; provided, that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director.

**Approval of Amendment to the Bylaws to
Require that Directors be Shareholders of the Company**

As amended, Article III, Section 2.2 would read, in its entirety, as follows:

2.2.   <u>Qualifications</u>. Directors shall be natural persons who are 18 years of age or older and shareholders of the Corporation, but need not be residents of the State of Georgia.

Exhibit E

Approval of Amendment to the Bylaws
to Adopt a Provision to Govern Potential
Business Combinations with Interested Shareholders

As amended, Article VIII would read, in its entirety, as follows:

FAIR PRICE REQUIREMENTS

All of the requirements of Part 2 of Article 11 of the Georgia Business Corporation Code (currently codified in Sections 14-2-1110 through 14-2-1113), as may be in effect from time to time, shall apply to all "business combinations"(as defined in Section 14-2-1110 of the Georgia Business Corporation Code) involving the Corporation. The requirements of the Fair Price Statute shall be in addition to the requirements of articles of incorporation, and nothing contained in the articles of incorporation shall be deemed to limit the provisions contained in the Fair Price Statute.

**Approval of Amendments to
the Bylaws Regarding Miscellaneous Matters**

Current Bylaw Provision:

> Section 2. <u>Other Offices</u>. The corporation may also have offices at such other places both inside or outside of the State of Georgia as the business of the corporation may require.

Proposed Bylaw Provision:

> Section 2. <u>Other Offices</u>. The corporation may also have offices at such other places, both inside or outside of the State of Georgia, as the board of directors may from time to time designate or the business of the corporation may require.

Current Bylaw Provision:

> Section 3. <u>Place of Meetings</u>. Meetings of the shareholders of the corporation shall be held at the principal office of the corporation or at any other place within or without the United States as may be specified in the notice of the meeting.

Proposed Bylaw Provision:

> Section 3. <u>Place of Meetings</u>. Meetings of the shareholders of the corporation shall be held at any place within or without the State of Georgia designated by the board of directors or any other person(s) who properly called the meeting as may be specified in the notice of meeting given in accordance with these bylaws or, if not specified in the notice, at the principal office of the corporation.

Current Bylaw Provision:

> 4.1. <u>Notice requirements</u>. Notice of every meeting of shareholders, stating the place, date and time of the meeting, shall be given to each shareholder of record entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

Proposed Bylaw Provision:

> 4.1. <u>Notice requirements</u>. Written notice of every meeting of shareholders, stating the place, date and time of the meeting, shall be given to each shareholder of record entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting.

Current Bylaw Provision:

> Section 7. <u>Action Without Meeting</u>. Action required or permitted to be taken at a meeting of the board of directors may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by each director. Action by consent has the effect of a meeting vote and may be described as such in any document.

Proposed Bylaw Provision:

> Section 7. <u>Action Without Meeting</u>. Action required or permitted to be taken at a meeting of the board of directors may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each director, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. Action by consent has the effect of a meeting vote and may be described as such in any document.

Current Bylaw Provision:

> Section 2. <u>Compensation</u>. The salaries of all officers and agents of the corporation shall be fixed by the board of directors or by a committee or officer appointed by the board or by the president.

Proposed Bylaw Provision:

> Section 2. <u>Compensation</u>. The salaries of all officers and agents of the corporation shall be fixed by the board of directors or by a committee or officer appointed by the board.

<u>Appendix A</u>

Audit Committee Charter

COMMON STOCK OF OCONEE FINANCIAL CORPORATION

**THIS PROXY IS SOLICITED BY THE BOARD OF
DIRECTORS FOR THE 2001 ANNUAL MEETING OF SHAREHOLDERS**

The undersigned hereby appoints Douglas D. Dickens and B. Amrey Harden or either of them, with power of substitution to each, the proxies of the undersigned to vote all of the undersigned's shares of the Common Stock of Oconee Financial Corporation at the Annual Meeting of Shareholders of OCONEE FINANCIAL CORPORATION to be held at 7:30 p.m. at the Oconee County Civic Center, 2661 Hog Mountain Road, Watkinsville, Georgia, on May 7, 2001 and any adjournment thereof.

THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" THE NOMINEES AND UNLESS INSTRUCTIONS TO THE CONTRARY ARE INDICATED IN THE SPACE PROVIDED, THE PROXY WILL BE SO VOTED.

THE BOARD OF DIRECTORS FAVORS A VOTE "FOR" ALL PROPOSALS AND UNLESS VOTES TO THE CONTRARY ARE INDICATED, THE PROXY WILL BE SO VOTED.

1.   **Election of Nominees**

Nominees: G. Robert Bishop, Jimmy L. Christopher, Douglas D. Dickens, Walter T. Evans, Sr., John A. Hale, B. Amrey Harden, Henry C. Maxey, Carl R. Nichols, Ann B. Powers, Jerry K. Wages, and Virginia S. Wells.

FOR the nominees listed to the right

☐

WITHHOLD AUTHORITY
to vote for all nominees

☐

WITHHOLD AUTHORITY
to vote for an individual nominee

☐

Write name(s) below:
_____

2.   Proposal to amend the Bylaws regarding the annual meeting that: (i) allows the Board of Directors to set the time and date for the annual meetings; and (ii) establishes a procedure regarding business that may be considered at annual meetings.

☐	☐	☐
For	Against	Abstain

3.   Proposal to amend the Bylaws to set forth a procedure by which shareholders may nominate directors.

☐	☐	☐
For	Against	Abstain

4.   Proposal to amend the Bylaws to allow the number of directors of the Corporation to be set by the resolution of the Board of Directors or by action of the shareholders.

☐	☐	☐
For	Against	Abstain

5.   Proposal to amend the Bylaws to limit those who may serve on the Board of Directors to those individuals who are shareholders of the Corporation.

☐   ☐   ☐
For   Against   Abstain

6.   Proposal to amend the Bylaws to eliminate the provision in the Bylaws that prohibits any individual, firm, or corporation from owning more than forty percent (40%) of the shares of the original capital stock of the Corporation.

☐   ☐   ☐
For   Against   Abstain

7.   Proposal to amend the Bylaws to adopt a provision to govern potential business combination transactions with interested shareholders.

☐   ☐   ☐
For   Against   Abstain

8.   Proposal to amend the Bylaws as to certain miscellaneous matters set forth on Exhibit F of the Proxy Statement.

☐   ☐   ☐
For   Against   Abstain

9.   Such other matters as may properly come before the meeting or any adjournment thereof.

It is understood that this proxy confers discretionary authority in respect to matters now known or determined at the time of the mailing of the notice of the meeting to the undersigned.

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders dated April 20, 2001 and the Proxy Statement furnished therewith.

_____, 2001
Dated and signed

_____
Signature

_____
Signature

(Signature(s) should agree with the name(s) hereon. Executors, administrators, trustees, guardians and attorneys should so indicate when signing. For joint accounts, each owner should sign. Corporations should sign their full corporate name by a duly authorized officer.)

This proxy is revocable at or at any time prior to the meeting.

Please sign and return this proxy in the accompanying prepaid envelope.